PJB 5/29

04019042

CM 6/1

[redacted]ITIES AND EXCHANGE COMMISSION

UNITED STATES
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-52458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE PRECURSOR GROUP BROKER-DEALER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 CONNECTICUT AVENUE, N.W. SUITE 1250
(No. and Street)

WASHINGTON	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA F. BUCKLEY 202.828.7814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOMES, LOWRY, HORN & JOHNSON, LTD
(Name – *if individual, state last, first, middle name*)

309 MAPLE AVENUE WEST	VIENNA	VA	22180-4363
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED
APR 28 2004
WASH, D.C. 208 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Precursor Group Broker-Dealer LLC of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Patrick Shea, Chief Compliance Officer

Monica Gibson-Moore
Notary Public, District of Columbia
My Commission Expires 01-14-2009

Notary Public

District of Columbia : SS
Subscribed and Sworn to before me, in my presence,
this 27th day of April, 2004
Monica Gibson-Moore, Notary Public, D.C.
My commission expires January 14, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD

SEC MAIL PROCESSING RECEIVED APR 28 2004 WASH DC 208 SECTION

April 19, 2004

BY CERTIFIED MAIL #7160 3901 9848 2158 8804

Mr. John A. Hagen
The Precursor Group Broker-Dealer, LLC
1050 Connecticut Ave., N.W., Suite 1250
Washington, DC 20036

Dear Mr. Hagen:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain an Oath or Affirmation (Signed by duly authorized officer, general partners, or proprietor of member firm; and notarized).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 3, 2004. Questions may be addressed to Roland E. Linin, Field Supervisor, at (215) 963-1989.

Sincerely,

Cynthia Q. Villanueva
Supervisor of Examiners

CQV/cm

Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

Homes, Lowry, Horn & Johnson, LTD
Certified Public Accountant
309 Maple Avenue West
Vienna, VA 22180-4364